# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Princeton Bancorp, Inc., CIK 0001913971
CUSIP: 74179A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: C/O STEVENS & LEE, P.C., 111 NORTH SIXTH STREET, READING, Pennsylvania (PA), 19603
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001085936

## Reporting persons
- SYSTEMATIC FINANCIAL MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 162,547; shared voting power 0; sole dispositive power 311,647; shared dispositive power 0; aggregate amount beneficially owned 311,647 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Princeton Bancorp, Inc.
Address of issuer's principal executive offices: C/O STEVENS & LEE, P.C., 111 NORTH SIXTH STREET, READING, PENNSYLVANIA, 19603

## Item 2. Person Filing
Name of person filing: Michele Egeberg, Managing Director, Compliance
Address of principal business office or, if none, residence: 300 Frank W. Burr Blvd., Glenpointe East, 7th Floor, Teaneck, NJ 07666
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 311,647
Percent of class: 4.60%
Sole power to vote or to direct the vote: 162,547
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 311,647
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Although not a member of any group, Systematic confirms their aggregate holdings in this security are less than 5%.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SYSTEMATIC FINANCIAL MANAGEMENT LP: Michele Egeberg, Managing Director, Compliance (02/11/2026)